                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.     )*


                             ERLY Industries Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   26883910
                   -----------------------------------------
                                 (CUSIP Number)


Nanette N. Kelley, The Powell Group, P.O. Box 788, Baton Rouge, Louisiana 70821
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                                 July 17, 1997
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box        [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 21 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 26883910                    13D                PAGE 2 OF 21 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Powell Group

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Louisiana

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          171,933
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          171,933

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      171,933

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO,HC

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 26883910                    13D                PAGE 3 OF 21 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Farmers Rice Milling Company, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Louisiana

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            171,933

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          171,933
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             171,933

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          171,933

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      171,933

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 26883910                    13D                PAGE 4 OF 21 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nanette N. Kelley

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            16,400

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          188,333
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             16,400

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          188,333

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      188,333

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 26883910                    13D                PAGE 5 OF 21 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Global Securities, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          5

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BD/IV

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 26883910                    13D                PAGE 6 OF 21 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Noble B. Trenham

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          7

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      7

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

 ITEM 1   SECURITY AND ISSUER

          This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of ERLY Industries Inc., a California corporation (the "Company"), which has its principal executive offices at 10990 Wilshire Boulevard, Suite 1800, Los Angeles, California 90024.

 ITEM 2   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed on behalf of The Powell Group ("TPG"), a Louisiana corporation, and TPG's wholly-owned subsidiary Farmers Rice Milling Company, Inc. ("FRM"), a Louisiana corporation, Nanette N. Kelley, Noble B. Trenham and First Global Securities, Inc., a California corporation ("First Global"). TPG and FRM are collectively referred to herein as "Powell" and Powell, Ms. Kelley, Mr. Trenham and First Global are collectively referred to herein as the "Filing Persons."

          The filing of this Schedule 13D is not required by Rule 13d-1 under the Securities Exchange Act of 1934. None of the Filing Persons is the owner of more than five percent of the number of shares of Common Stock outstanding (the "Outstanding Common Stock"). Furthermore, if each of the Filing Persons is deemed to have acquired beneficial ownership of the Common Stock owned by each of the other Filing Persons, collectively the Filing Persons would not own more than five percent of the Outstanding Common Stock. However, as more fully described below, this Schedule 13D is being filed on behalf of the Filing Persons in anticipation of allegations by the Company that the recent actions the Filing Persons have taken with respect to the Common Stock require such filing.

     A.  THE POWELL GROUP

          TPG's principal business address is P.O. Box 788, Baton Rouge, Louisiana 70821. Powell is a holding company which owns and operates subsidiaries (including without limitation FRM) engaged in the rice milling, rice farming, rice hull-fired power generation, radio broadcasting, travel management, commercial real estate development and holdings, timber holdings and residential construction businesses. During the last five years, TPG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          TPG is a successor to Powell Lumber Company, organized in 1896. Since 1917, FRM, formerly a company with common stockholders with TPG and subsequent to 1992 a subsidiary of TPG, has been in the rice milling business. Mr. Willis Page Weber, Ms. Kelley's great-grandfather, was the President of Powell Lumber until his retirement in 1951. Ms. Kelley was elected as a director and subsequently President and Chief Executive Officer in 1991 to succeed her father, A.W. Noland, who resigned. As President and Chief Executive Officer, Ms. Kelley led a restructuring of TPG's business

                                    7 of 21
     which occurred over the course of three years. After the restructuring was completed, Ms. Kelley implemented a strategic plan which included selling unprofitable assets, integrating TPG's rice business and real estate business and acquiring positions in the radio broadcast industry. As noted above, TPG's subsidiaries operate presently in the rice milling, rice farming, rice hull-fired power generation, radio broadcasting, travel management and real estate development and holdings, timber holdings and residential construction businesses.

          Nanette N. Kelley is TPG's President and Chief Executive Officer, John
     M. Spain is TPG's Managing Director and Mary E. Stampley is Powell's secretary. Ms. Kelley, Mr. Spain and David Pitts are the directors of TPG. The following information is supplied with respect to Ms. Kelley, Mr. Spain, Ms. Stampley and Mr. Pitts.

I.        (a)   Nanette N. Kelley

          (b) Ms. Kelley's business address is P.O. Box 788, Baton Rouge, Louisiana 70821.

          (c) Ms. Kelley's principal occupation or employment is serving as TPG's President and Chief Executive Officer. Ms. Kelley is also the President and Chief Executive Officer of FRM.

          (d)-(e) During the last five years, Ms. Kelley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Ms. Kelley is a citizen of the United States.

II.       (a)   John M. Spain

          (b) Mr. Spain's business address is P.O. Box 788, Baton Rouge, Louisiana 70821.

          (c) Mr. Spain's principal occupation or employment is serving as TPG's Managing Director. Mr. Spain is also the Managing Director of FRM.

          (d)-(e) During the last five years, Mr. Spain has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                    8 of 21

          (f) Mr. Spain is a citizen of the United States.

III.      (a)   Mary E. Stampley

          (b) Ms. Stampley's business address is P.O. Box 788, Baton Rouge, Louisiana 70821.

          (c) Ms. Stampley's principal occupation or employment is serving as TPG's Secretary. Ms. Stampley is also the Secretary of FRM.

          (d)-(e) During the last five years, Ms. Stampley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Ms. Stampley is a citizen of the United States.

IV.       (a)   David Pitts

          (b) Mr. Pitts' business address is P.O. Box 788, Baton Rouge, Louisiana 70821.

          (c) Mr. Pitts' principal occupation or employment is serving as President of Pitts Management Associates, a consulting firm.

          (d)-(e) During the last five years, Mr. Pitts has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Pitts is a citizen of the United States.

     B.   FARMERS RICE MILLING COMPANY, INC.

          FRM's principal business address is P.O. Box 788, Baton Rouge, Louisiana 70821. FRM's principal business is the purchase of rough rice and the milling and sale of rice and rice by-products. During the last five years, FRM has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                    9 of 21

          Ms. Kelley is FRM's President and Chief Executive Officer, Mr. Spain is FRM's Managing Director and Ms. Stampley is FRM's Secretary. Ms. Kelley, Mr. Spain and Mr. Pitts are the directors of FRM. Information required to be disclosed in this Schedule 13D about Ms. Kelley, Mr. Spain, Ms. Stampley and Mr. Pitts is contained in A.I. through A.IV. above.

     C.   FIRST GLOBAL SECURITIES, INC./NOBLE B. TRENHAM

          First Global's principal business address is 790 East Colorado Boulevard, Suite 500, Pasadena, California 91101. First Global is a broker dealer. During the past five years, First Global has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Noble B. Trenham is First Global's Co-Chairman and Chief Investment Officer. Susan W. Trenham is First Global's Chief Executive Officer and Co-Chairman. The following information is supplied with respect to Mr. Trenham and Ms. Trenham.

     I.   (a)  Noble B. Trenham

          (b) Mr. Trenham's business address is 790 East Colorado Boulevard, Suite 500, Pasadena, California 91101.

          (c) Mr. Trenham's principal occupation of employment is Co-Chairman and Chief Investment Officer of First Global.

          (d)-(e) During the last five years, Mr. Trenham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          On July 23, 1987, the Securities and Exchange Commission filed a civil injunctive action against Mr. Trenham, First Wilshire Securities Management Inc. ("First Wilshire") and Frederick Astman, alleging violations of (i) Section 13(d) of the Securities Exchange Act of 1934 and Rules 13d-1 and 13d-2 promulgated thereunder as a result of First Wilshire's failure to properly and timely disclose its purpose or effect of changing or influencing the control of at least eight public companies while it beneficially owned at least five percent of the outstanding shares of such companies, (ii) Section 206(2) of the Investment Advisers Act of 1940 (the "Advisers Act") regarding (A) the aggregate concentrations of shares accumulated by the defendants in their clients' accounts and failing to disclose to their clients the adverse consequences of such concentrations and (B) the

                                   10 of 21
          defendants' failure to disclose multiple instances of conflicts and potential conflicts of interest between First Wilshire and its clients as a result of seeking and, in certain instances, receiving fees from various issuers and entities in which the defendants had invested client funds and (iii) Section 206(3) of the Advisers Act by effecting transactions between a charitable foundation and the foundation's president, both of whom were clients, without statutorily required disclosure or permission. Without admitting or denying the allegations of the complaint, Mr. Trenham, First Wilshire and Mr. Astman each submitted consents to the entry of final judgments permanently enjoining and restraining them from further violations of those provisions of the federal securities laws which they were alleged to have violated.

          (f) Mr. Trenham is a citizen of the United States.

     II.  (a) Susan W. Trenham

          (b) Ms. Trenham's business address is 790 East Colorado Boulevard, Suite 500, Pasadena, California 91101.

          (c) Ms. Trenham's principal occupation of employment is Chief Executive Officer and Co-Chairman of First Global.

          (d)-(e) During the last five years, Ms. Trenham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Ms. Trenham is a citizen of the United States.

 ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          FRM.  FRM used working capital to purchase the shares of Common Stock
          ---
     of the Company.

          KELLEY.  Ms. Kelley used personal funds to purchase the shares of
          ------
     Common Stock of the Company.

          FIRST GLOBAL.  First Global used working capital to purchase the
          ------------
     shares of Common Stock.

          TRENHAM.  Mr. Trenham used personal funds to purchase the shares of
          -------
     Common Stock.

                                   11 of 21

 ITEM 4   PURPOSE OF TRANSACTION

     On February 12, 1997, Mr. Trenham contacted Ms. Kelley at FRM, as a producer in the rice milling industry, to explore whether Ms. Kelley or FRM would be interested in making an investment in the Company through a private purchase of shares of Common Stock of the Company which Mr. Trenham understood would become available in the near future. Mr. Trenham and his investment advisory firm, First Global, have followed the Company for an extended period of time and Mr. Trenham had recommended that a number of his clients invest in the Company.

     Ms. Kelley ultimately decided to proceed with the purchase and on March 10, 1997 FRM purchased 171,933 shares and Ms. Kelley purchased 16,400 shares. None of TPG, FRM or Ms. Kelley owned shares of Common Stock prior to March 10, 1997. Mr. Trenham and Ms. Kelley also discussed the long term performance of the Company, the possibility of enhancing shareholder value under new management and the extent of shareholder dissatisfaction with current management and its performance. In March 1997, Powell engaged the services of First Global to provide investment banking and financial services in connection with Powell's consideration of a possible consent and/or proxy solicitation with respect to the Common Stock (as described below).

     During the period from June 9, 1997 through June 16, 1997, Powell and Mr. Trenham met with certain shareholders of the Company to discuss the Company's performance and to ascertain the level of support for a consent/proxy solicitation to replace the board of directors of the Company, if Powell decided to undertake one. Although certain of those shareholders indicated they were inclined to support Powell if it undertook a consent/proxy solicitation, no agreement, arrangement or understanding was reached between Powell and any such shareholders with respect to such support or with respect to any other matters pertaining to the Company or the Common Stock. Each of the Filing Persons expressly disclaims beneficial ownership of any shares of Common Stock other than its, his or her own. A list of names of such shareholders is attached to this Schedule 13D as Annex A.

     On July 17, 1997 and July 18, 1997, Powell and Mr. Trenham met with or contacted certain shareholders of the Company solely for the purpose of asking them to join Ms. Kelley and FRM in a request to the Company for a list of shareholders and for a special meeting of shareholders to be held on September 9, 1997. Although certain of those shareholders elected to submit requests to the Company for the list of shareholders and/or for the calling of a special meeting, no agreement, arrangement or understanding was reached between Powell and any such shareholders with respect to acquiring, holding, voting or disposing of Common Stock or any other matters pertaining to the Company or the Common Stock. Certain of the shareholders described in this paragraph are clients of First Global, and therefore, from time to time, call upon Mr. Trenham for advice with respect to matters relating to their shares of Common Stock. Neither Mr. Trenham nor First Global has any discretionary accounts. First Global and Mr. Trenham expressly disclaim beneficial ownership of any Common Stock other than the shares owned by First Global and Mr. Trenham.

     On July 17, 1997, Powell and Mr. Trenham met with Mr. Gerald D. Murphy, the chief executive officer of the Company, to discuss Powell's desire to enhance shareholder value for the

                                   12 of 21
benefit of all shareholders of the Company, the actions taken by Powell, as described above, and Powell's interest in engaging in a consent/proxy solicitation to remove the existing directors and to replace them with Powell's nominees. Mr. William H. Burgess, a director of the Company and the owner of 208,735 shares of Common Stock, was also present at the meeting. Mr. Trenham and Powell had previously met with Mr. Burgess on several occasions regarding the possibility of his supporting Powell's efforts to enhance shareholder value and replace management either by acquiring his shares or by his joining with the Filing Persons in their efforts to achieve these purposes. Mr. Burgess expressed unwillingness to sell his shares or to join with the Filing Persons until a meeting could be held with Mr. Murphy. At the meeting with Mr. Murphy, Ms. Kelley expressed the willingness of Powell to facilitate a sale of the Common Stock owned by Mr. Murphy and his son, Douglas A. Murphy, the President and Chief Operating Officer of the Company. Ms. Kelley also outlined various other terms and conditions including Powell's willingness to allow the Murphys to remain in a consulting capacity for a period of time in order to effect an orderly transition of the Board in the event that the Board and management decided not to resist the proposed consent/proxy solicitation. Mr. Murphy asked for a three week period to consider the proposals and to talk to shareholders. Ms. Kelley indicated that they were prepared to move forward promptly and requested another meeting on July 18, 1997 at 9:00 a.m. At the meeting, Powell also delivered written demands, executed by FRM, Ms. Kelly and certain other shareholders for a list of the Company's shareholders to permit Powell to communicate with other shareholders of the Company and a written consent, with respect to the matters described below, from FRM with respect to 171,933 shares of Common Stock, or 3.6% of the shares outstanding at June 15, 1997, thereby establishing July 17, 1997 as the record date for the consent solicitation described below under applicable California law.

     On July 18, 1997, Powell and Mr. Trenham met again briefly with Mr. Murphy, who was also accompanied by his lawyer, Mr. Robert H. Goon of Jeffer, Mangels, Butler & Marmaro LLP, and delivered a request to the Company, on behalf of FRM, Ms. Kelley and other shareholders of the Company who in the aggregate own at least ten percent of the outstanding Common Stock, to hold a special meeting of shareholders on September 9, 1997. Mr. Goon, on behalf of Mr. Murphy, stated Mr. Murphy's rejection of Powell's proposals to nominate and/or elect Powell's nominees as directors of the Company and any desire to sell his shares of Common Stock. Mr. Goon, on behalf of the Company, also rejected the form in which the request for the list of shareholders and request for a special meeting were submitted on the basis that the persons executing the requests, while perhaps beneficial holders, were not the record holders of the shares. Mr. Goon also expressed his view that it appeared that the Filing Persons had violated the federal securities laws.

     After the meetings on July 17 and 18, through intermediaries, Mr. Murphy indicated a possible willingness to sell his shares in the Company at a price of $25.00 per share, more than twice the stock's trading price. Powell disregarded Mr. Murphy's offer in the belief that it represented neither a realistic proposal (in light of the then current trading price for the stock) nor a good faith offer to sell his shares. As a result of Mr. Murphy's rejection of Powell's proposals, Powell determined to proceed with the consent and proxy solicitation described below.

     Powell intends to solicit consents from the Company's shareholders in order to remove all members of the present board of directors, amend the Company's bylaws to require the Company to call a special meeting of shareholders to elect directors and make other changes to the bylaws in furtherance of the foregoing.

                                   13 of 21

     On July 25, 1997, TPG, FRM and Ms. Kelley filed with the Securities and Exchange Commission (the "Commission") a preliminary consent statement on
Schedule 14A (the "Consent Statement"), which consent statement solicits consent to action by shareholders of the Company in lieu of a meeting which would:

          (1) remove all current members of the board of directors of the Company;

          (2) amend the bylaws of the Company to require the Company to call a special meeting of shareholders to be held forty-five (45) days after the date the bylaw amendment is adopted (the "Special Meeting") for the purpose of electing directors and to prohibit the use of corporate funds in connection with the Special Meeting except as necessary for the conduct of the Special Meeting;

          (3) amend the bylaws of the Company to set the authorized number of directors at seven; and

          (4) amend the bylaws of the Company to limit the power of the officers of the Company to take certain actions during the pendency of the Special Meeting.

     A copy of the Consent Statement is attached to this Schedule 13D as Exhibit 1 and is incorporated herein by reference.

     Powell, while disagreeing with the Company's position regarding the request for a special meeting of shareholders to be held on September 9, 1997, intends to correct any technical deficiencies in the requests for the special meeting and to resubmit the requests in due course. Powell intends to file with the Commission a preliminary proxy statement on Schedule 14A (the "Proxy Statement"), pursuant to which Powell intends to solicit proxies from the Company's shareholders, in connection with such special meeting or the special meeting of shareholders to be called by the Company pursuant to the Consent Statement, (i) to remove all of the current members of the board of directors of the Company, (ii) to amend the bylaws of the Company to set the number of directors of the Company at seven and (iii) to fill vacancies on the board created by such removal. In the event that the consent solicitation is not successful and the special meeting of shareholders on September 9, 1997 is not held, Powell may solicit proxies with respect to the foregoing matters in connection with the Company's Annual Meeting of Shareholders, which the Company has indicated would be held on or about September 22, 1997. Powell believes that under cumulative voting which will be applicable to the election of the Company's directors at such special meeting of shareholders, Messrs. Gerald and Douglas Murphy will own or control sufficient shares of Common Stock to insure their election to the Board of Directors if they so desire, as Powell expects they will.

     William D. Blake, Robert Arthur Seale, Ms. Kelley, Eugene A. Cafiero and Mr. Spain are Powell's nominees (the "Nominees") to fill the five vacancies that would be created by the removal of the Company's current directors. Certain information about each of the Nominees (except for Ms. Kelley and Mr. Spain about whom information is provided as required in Item 2 of this Schedule 13D) is attached to this Schedule 13D as Annex B.

     On July 24, 1997, FRM filed a derivative complaint on behalf of the Company and ARI against Gerald D. Murphy, Douglas A. Murphy, the Company and ARI in the United States District Court, Central District of California. In the complaint, FRM alleges (1) breach of

                                   14 of 21
fiduciary duty, (2) waste of corporate assets and (3) illegal corporate loan. The derivative complaint further requests injunctive relief prohibiting the Company and ARI from making on-going payments on behalf of the Murphys and requiring on-going indemnification by the Murphys to the Company and ARI. A copy of the complaint is attached to this Schedule 13D as Exhibit 2.

     In the event the consent and proxy solicitations are successful, the new board of directors of the Company intends to restructure the Company's management. The new board intends to elect Ms. Kelley as President and Chief Executive Officer of the Company and John M. Spain as Managing Director of the Company. Powell generally intends to reorganize the Company and ARI to reduce their combined annual operating costs, expand their global sales, stabilize relations with major customers and enter into new markets. Powell believes that under new management it will be possible to refinance ARI's $100 million principal amount of 13% Mortgage Notes at more favorable interest rates thereby further reducing the Company's combined expenses. Powell expects to consider elimination of the Company's non-core business operations through the possible sale of such operations, although Powell at present has not identified any specific assets or operations for elimination. Powell further expects to consider combining the Company's operations with that of Powell, with FRM as a wholly-owned subsidiary, but has no present plans to do so. In the event that any such plan were proposed in the future, the combination of Powell, with FRM as a wholly-owned subsidiary, with ARI would be subject to approval of disinterested ERLY shareholders, if required, or, if required, approval of Company directors not financially interested in any such plan. Except for the election of officers described above, Powell does not currently have any specific plans to implement its objectives and will require additional information and time to analyze and understand fully the existing operations of the Company before proposing any specific plans.

     Upon a change in control of the Company which also results in a change in control of ARI or in the event of certain changes in the composition of the board of directors of ARI, the holders of ARI's 13% Mortgage Notes due 2002 shall have the right to require ARI to repurchase the Notes at a purchase price of 101% of the accreted value of the notes as defined. In such event, Powell may seek a waiver from lenders not to exercise such rights. Powell may also seek, to the extent possible, to refinance such debt; however, the notes by their terms are not redeemable prior to July 31, 1999 and then only at a redemption price of 107% of par declining to 100% of par on July 31, 2001 and thereafter.

     Except as described above, the Filing Persons do not presently have any other proposals or plans which would result in any event listed in items (a) through (j) of Item 4 of Schedule 13D, although the Filing Persons reserve the right to develop such plans or proposals.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) The following table sets forth information with respect to the shares of Common Stock beneficially owned by each person or entity named in
     Item 2 hereof.

           Name                            Number of Shares     % of Shares(1)
           ----                            ----------------     -------------

Farmers Rice Milling Company, Inc.               171,933              3.6%

The Powell Group                                 171,933(2)           3.6%

                                   15 of 21

Nanette N. Kelley                                188,333(3)           3.9%

John M. Spain                                    171,933(2)           3.6%

Mary Stampley                                    171,933(2)           3.6%

David Pitts                                      171,933(2)           3.6%

First Global Securities, Inc.                          5                *

Noble B. Trenham                                       7(4)             *

Susan W. Trenham                                       7(5)             *

------------------------

*Less than 1%.

(1) Computed on the basis of 4,764,415 shares outstanding as of June 15, 1997 as reported in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997.

(2) Includes 171,933 shares held by Farmers Rice Milling Company, Inc.

(3) Includes 171,933 shares held by Farmers Rice Milling Company, Inc. and 16,400 shares held of record by Ms. Kelley.

(4) Includes 5 shares held by First Global Securities, Inc. and 2 shares held of record by Mr. Trenham.

(5) Includes 5 shares held of record by First Global Securities, Inc. and 2 shares held of record by Noble B. Trenham, Ms. Trenham's husband.

    (c) None of the persons or entities named in paragraph (a) above have purchased or sold any shares of Common Stock during the past 60 days.

    (d) No persons other than FRM (and TPG as the parent of FRM), Ms. Kelley, First Global and Mr. Trenham have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares of Common Stock.

    (e) Not applicable.

 ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as described above, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

                                   16 of 21

 ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

     1. Preliminary Consent Statement on Schedule 14A of The Powell Group, Farmers Rice Milling Company, Inc. and Nanette N. Kelley, as filed with the Securities and Exchange Commission on July 25, 1997.

     2.   Complaint filed by Farmers Rice Milling Company, Inc. against Gerald
          D. Murphy, Douglas A. Murphy, ERLY Industries Inc. and American Rice, Inc. on July 24, 1997 in the United States District Court, Central District of California.

     3. Joint Filing Agreement, dated July 24, 1997, pursuant to Rule 13d-1(f)(1) among Farmers Rice Milling Company, Inc., The Powell Group, Nanette N. Kelley, First Global Securities, Inc. and Noble B. Trenham.

                                   17 of 21

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 24, 1997               The Powell Group


                                   By:  /s/ Nanette N. Kelley
                                      ----------------------------
                                   Name:  Nanette N. Kelley
                                   Title:  President and Chief Executive Officer


Date:  July 24, 1997               Farmers Rice Milling Company, Inc.


                                   By:  /s/ Nanette N. Kelley
                                      ----------------------------
                                   Name:  Nanette N. Kelley
                                   Title:  President and Chief Executive Officer


Date:  July 24, 1997                    /s/ Nanette N. Kelley
                                   -------------------------------
                                   Nanette N. Kelley


Date:  July 24, 1997               First Global Securities, Inc.


                                   By:  /s/ Noble B. Trenham
                                      -----------------------------
                                   Name:  Noble B. Trenham
                                   Title:  Co-Chairman



Date:  July 24, 1997                   /s/ Noble B. Trenham
                                   --------------------------------
                                   Noble B. Trenham

                                   18 of 21

                                 EXHIBIT INDEX


EXHIBIT NO.                     DESCRIPTION
-----------                     -----------
    1.           Preliminary Consent Statement on Schedule 14A of The Powell
                 Group, Farmers Rice Milling Company, Inc. and Nanette N.
                 Kelley, as filed with the Securities and Exchange Commission on
                 July 25, 1997.

    2.           Complaint filed by Farmers Rice Milling Company,
                 Inc. against Gerald D. Murphy, Douglas A.
                 Murphy, ERLY Industries Inc. and American Rice,
                 Inc. on July 24, 1997 in the United States
                 District Court, Central District of California.

    3. Joint Filing Agreement, dated July 24, 1997, pursuant to Rule 13d-1(f)(1) among Farmers Rice
                 Milling Company, Inc., The Powell Group, Nanette
                 N. Kelley, First Global Securities, Inc. and
                 Noble B. Trenham.

                                   19 of 21

                                    ANNEX A
                                    -------

             LIST OF CERTAIN SHAREHOLDERS OF ERLY INDUSTRIES, INC.


Mr. David Yocum IV                          Mr. Leonard Hobbs
Alice Sidney Oil Co.                        12218 Tweed Lane
106 Main Street #310                        Los Angeles, California  90049
El Dorado, Arkansas  71730

Jeff Dwight
Mallard Investments
106 Main Street, Suite 310
El Dorado, Arkansas  71730

Kennedy Capital Management, Inc.
10829 Olive Boulevard
St. Louis, Missouri  63141

Gruntal and Co.
2135 Center Avenue
Fort Lee, New Jersey  07024-5893

Westrock Advisors, Inc.
230 Park Avenue
New York, New York  10169

Michael E. Portnoy
Trust Advisors LLC
One Morningside Drive North
Westport, Connecticut  06880

Gary H. Driggs
3007 North 67th Place
Scottsdale, Arizona  85251

William H. Burgess
550 Palisades Drive
Palm Springs, California  92262

The Seidler Cos.
515 South Figueroa Street
Los Angeles, California  90071

                                   20 of 21

                                    ANNEX B
                                    -------

                 CERTAIN INFORMATION ABOUT THE POWELL NOMINEES
           (other than Ms. Kelley and Mr. Spain whose information is
                   provided elsewhere in this Schedule 13D)

     1.   WILLIAM D. BLAKE.  Mr. Blake's business address is P. O. Box 1447,
          ----------------
Lake Charles, Louisiana 70602. Mr. Blake's principal occupation or employment is serving as the General Manager of Quatre Parish Company and John A. Bel Estate, and President of The Lacassne Company, companies primarily focused in the agricultural/land holdings business. During the last five years, Mr. Blake has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Blake is a citizen of the United States. Mr. Blake beneficially owns 14,130 shares of Common Stock of ERLY Industries, Inc. On June 24, 1997, Mr. Blake purchased 1,600 shares of Common Stock on the open market for a price of $10.25 per share. On July 7, 1997, Mr. Blake purchased 2,000 shares of Common Stock on the open market for a price of $11.00 per share. On July 21, 1997, Mr. Blake purchased 1,000 shares of Common Stock on the open market for a price of $10.625 per share.

     2.   ROBERT ARTHUR SEALE.  Mr. Seale's business address is 1331 Lamar
          -------------------
Street, Suite 1700, Houston, Texas 77010. Mr. Seale is retired. His principal occupation or employment before his retirement was a senior partner and administrative head of the Personal Tax & Estates Group of the law firm Vinson & Elkins in Houston, Texas. During the last five years, Mr. Seale has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Seale is a citizen of the United States.

     3.   EUGENE A. CAFIERO.  Mr. Cafiero's business address is 400 Captain
          -----------------
Neville Drive, Waterbury, Connecticut 06705. Mr. Cafiero's principal occupation or employment is serving as the Chairman of Voltarc Technologies, Inc., a major manufacturer of specialty lamps and wiring devices for germicidal, aerospace, reprographic, illuminated sign and other applications. During the last five years, Mr. Cafiero has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cafiero is a citizen of the United States.

     Neither Mr. Seale nor Mr. Cafiero beneficially owns any shares of Common Stock of ERLY Industries, Inc.

                                   21 of 21